SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Jan 30, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

KT 2014
Earnings Release
Global No.1 KT
Investor Relations | 2015. 1. 30 kt

Disclaimer
This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.
Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.
The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.
Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.
The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.
If you have any related questions to this material, please contact IR department.
Tel : 82-2-3495-3557, 3564, 5529, 5343, 5344
Fax : 82-2-3495-5914

Contents
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
1-1 Financial Highlights
Income Statement
Operating revenue 23,421.5bn
(YoY) -1.6%
Service revenue 19,961bn (YoY) 0.6%
Merchandise revenue 3,460.6bn (YoY) -12.8%
Operating loss 291.8bn
Early Retirement Program expenses included
Net loss 965.5bn
EBITDA 3,483.5bn
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Operating revenue 23,421.5 23,810.6 -1.6% 5,724.4 5,955.6 6,214.5 -3.9% -7.9%
Service revenue 19,961.0 19,844.1 0.6% 4,983.7 5,130.5 5,029.8 -2.9% -0.9%
Merchandise revenue 3,460.6 3,966.5 -12.8% 740.7 825.0 1,184.7 -10.2% -37.5%
Operating expense 23,713.4 22,971.3 3.2% 5,690.3 5,620.5 6,398.5 1.2% -11.1%
Operating income -291.8 839.4 TR 34.1 335.1 -184.0 -89.8% TG
Margin (%) -1.2% 3.5% -4.8%p 0.6% 5.6% -3.0% -5.0%p 3.6%p
Non-operating income (loss) -945.2 -844.6 RR -342.4 -245.3 -514.8 39.6% RR
Income -1,237.0 -5.2 RR -308.3 89.8 -698.8 TR RR
Net income -965.5 -60.2 RR -241.4 74.0 -542.5 TR RR
Margin (%) -4.1% -0.3% -3.9%p -4.2% 1.2% -8.7% -5.5%p 4.5%p
EBITDA 3,483.5 4,405.5 -20.9% 994.3 1,280.3 737.0 -22.3% 34.9%
Margin (%) 14.9% 18.5% -19.6%p 17.4% 21.5% 11.9% -4.1%p 5.5%p

K-IFRS / Consolidated
1-2 Financial Highlights
Major Subsidiaries
(Unit: KRW bn)
Operating Revenue Operating Income
3,294.3 171.2
3,128.9
3,090.4 154.9
143.1
Consolidated from 4Q11
(KT’s share : 69.5%) 2012 2013 2014 2012 2013 2014
653.0 99.5
574.8
627.4 79.2 skyLife
65.8
Consolidated from 1Q11
(KT’s share : 49.9%) 2012 2013 2014 2012 2013 2014
1,070.0 110.2
Kt rental
885.3 98.1
716.2 84.1
Consolidated from 3Q12
(KT’s share : 58.0%) 2012 2013 2014 2012 2013 2014
Credit and check card usage increase led to revenue and operating income improvement
- Revenue : +6.6% YoY
- Operating income : +10.5% YoY
Revenue rose due to subscriber base expansion
- Revenue : +4.1% YoY
One-off expense led to decrease in operating income
- Operating income : -20.4% YoY
Revenue and operating income increase due to auto rental market growth
- Revenue : +20.9% YoY
- Operating income : +12.3% YoY
Subsidiaries’ financials are consolidated figures

K-IFRS / Consolidated
1-3 Financial Highlights
Financial Position
Debt Ratio
Debt to Equity : 186.5% Net Debt to Equity : 92.3%
Debt Position
Borrowings : 12,774.5bn Net Debt : 10,885.8bn
ERP led to increase in Borrowings 11.2% YoY
(Unit: KRW bn)
4Q14 4Q13 YoY 4Q14 3Q14 QoQ
Assets 33,778.3 34,846.5 -3.1% 33,778.3 34,118.2 -1.0%
Cash and cash 1,888.7 2,070.9 -8.8% 1,888.7 2,041.3 -7.5%
equivalents
Debt 21,987.7 21,981.6 0.0% 21,987.7 22,192.2 -0.9%
Borrowings 12,774.5 11,483.9 11.2% 12,774.5 12,926.7 -1.2%
Equity 11,790.7 12,864.9 -8.4% 11,790.7 11,926.1 -1.1%
Capital Stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0%
Net Debt 10,885.8 9,413.0 15.6% 10,885.8 10,885.4 0.0%
Debt/Equity 186.5% 170.9% 15.6%p 186.5% 186.1% 0.4%p
Net Debt/Equity 92.3% 73.2% 19.2%p 92.3% 91.3% 1.1%p
161.4% 170.9% 172.3% 188.3% 186.1% 186.5%
Debt/Equity
71.0% 73.2% 79.8% 91.3% 91.3% 92.3%
Net Debt/Equity
2012 2013 1Q 14 2Q 14 3Q 14 4Q 14

K-IFRS / KT Separate
1-4 Financial Highlights
CAPEX
Total CAPEX
FY2014: 2,514.1bn
Recorded run rate of 93.1% compared to FY2014 guidance of KRW 2.7tn
Wireless CAPEX
FY2014 : 900.5bn
Wireline CAPEX
FY2014 : 1,283.2bn
(Unit: KRW bn)
3,710.6
3,318.5 3,312.5
2,105.2 1,293.8 2,514.1
1,607.7
Wireless 900.5
Wireline
1,282.5
Others
1,273.3 1,106.2 1,283.2
736.2
437.5 499.2 330.4
2011 2012 2013 2014

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

K-IFRS / Consolidated
2-1 Business Overview
Wireless
Wireless service revenue recorded 7,314.8bn, increased by 4.8% YoY
Service revenue rose 6.4% YoY due to wireless ARPU growth through LTE subscriber expansion
Interconnection revenue decreased due to interconnection fee rate adjustment in
4Q
Continuous subscriber expansion and ARPU growth
Subscribers recorded 17.3m with net additions of 870K during 2014
LTE subscribers stood at 10.8m as of 4Q14, representing 62.4% of total subscribers (67.2% out of MNO)
Wireless ARPU recorded at KRW 35,283, increase 1.3% QoQ, 9.7% YoY, excluding one-off contents transaction revenue
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Service 6,309.8 5,932.4 6.4% 1,655.7 1,601.2 1,480.6 3.4% 11.8%
Interconnection 560.0 584.8 -4.2% 63.2 175.8 156.7 -64.1% -59.7%
Others 445.0 459.2 -3.1% 101.2 135.6 116.7 -25.4% -13.3%
Wireless 7,314.8 6,976.5 4.8% 1,820.0 1,912.7 1,753.9 -4.8% 3.8%
<Mobile Subscribers> (Unit: 1,000 / %)
34.7% 33.3% 32.3% 31.4% 30.6% 29.4% 28.7% 28.3%
20.7% 16.9% 14.6% 11.7% 9.3% 29.9% 25.9% 34.5%
47.9% 52.4% 56.1% 59.6% 62.4% 30.8% 36.8% 41.8%
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14
LTE Smartphone 3G Smartphone 3G Feature Phone 8

K-IFRS / Consolidated 2-2 Business Overview Wireline
Wireline revenue declined by 7.2% YoY
Telephony
Telephony revenue fell by 12.5% YoY, mainly due to line loss and MOU decline
Broadband
Despite subscriber net gains of 62K, broadband revenue fell by 0.4% YoY, as a result of increase in bundling discounts
Broadband Bundled ratio stood at 74.2% (Unit: KRW bn) 2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Telephony 2,606.5 2,979.4 -12.5% 620.0 641.3 715.5 -3.3% -13.4%
Broadband 1,762.2 1,770.1 -0.4% 436.2 440.1 448.5 -0.9% -2.7%
Line lease 1,169.6 1,216.0 -3.8% 282.6 290.0 309.4 -2.5% -8.7%
Wireline 5,538.3 5,965.4 -7.2% 1,338.8 1,371 .41,473.4 -2.4% -9.1%
<Wireline Subscribers> (Unit: 1,000 / %)
8,050 8,038 8,041 8,067 8,037 8,039 8,107 8,129 18,496 18,323 18,173 18,018 17,789 17,615 17,469 17,259 71.4%
72.1% 72.5% 73.0% 73.4% 73.6% 74.2% 66.5%
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14
Broadband Telephony BB Bundled ratio

K-IFRS / Consolidated
2-3 Business Overview
Media / Contents
Media/Contents revenue grew 11.3% YoY
Media revenue increased 11.4% YoY due to IPTV subscriber expansion
IPTV media subscribers recorded 5.8m with net gains of 89K
Contents revenue increased by 11.2% YoY
KT music : Contents services revenue increased
KTH : Contents distribution revenue increased
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Media 1,330.6 1,194.7 11.4% 343.5 339.7 319.3 1.1% 7.6%
Contents 177.6 159.8 11.2% 17.7 56.3 35.2 -68.5% -49.6%
Media/ Contents 1,508.2 1,354.5 11.3% 361.2 396.1 354.5 -8.8% 1.9%
<Media Subscribers> (Unit: 1,000)
4,228 4,477 4,713 4,968 5,158 5,366 5,635 5,859
2,327 2,450 2,581 2,742 2,891 3,067 3,301 3,527
1,901 2,027 2,132 2,226 2,267 2,298 2,334 2,332
1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14
OTV OTS

K-IFRS / Consolidated
2-4 Business Overview
Finance / Rental
Finance/Rental revenue
Finance revenue increased by 4.5% YoY, recording 3,400.7bn
Rental revenue increased by 26.9% YoY, recording 768.9bn
Other Service revenue
IT/Solution and Real estate sales decline led Other Service revenue to fall 15.3% YoY
Others
Merchandise
Due to changes in accounting policy regarding subsidy, Merchandise revenue declined by 12.8% YoY
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Finance/ Rental 4,169.7 3,859.9 8.0% 1,092.4 1,072.9 1,001.0 1.8% 9.1%
Finance 3,400.7 3,254.1 4.5% 883.6 867.1 834.1 1.9% 5.9%
Rental 768.9 605.8 26.9% 208.8 205.8 166.8 1.5% 25.2%
Other Service 1,430.0 1,687.8 -15.3% 371.3 377.5 447.0 -1.7% -16.9%
IT/Solution 629.8 758.8 -17.0% 168.1 173.6 255.8 -3.1% -34.3%
Real estate 210.8 408.6 -48.4% 39.9 62.3 61.1 -36.0% -34.8%
Other Subsidiaries 589.4 520.4 13.3% 163.2 141.7 130.0 15.2% 25.5%
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Merchandise 3,460.6 3,966.5 -12.8% 740.7 825.0 1,184.7 -10.2% -37.5%

K-IFRS / Consolidated
2-5 Business Overview
Operating Expenses
Operating expenses was recorded at 23,713.4bn, representing increase of 3.2% YoY
Labor cost increased by 21.6% YoY mainly due to Early Retirement Program
Cost of service provided decreased by 15.9% YoY, due to declines in interconnection fee
Despite drop in the handset sales volumes, marketing cost rose both QoQ and YoY, mainly due to enhanced customer benefits and increased external sales of wireline services
(Unit: KRW bn)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Labor cost 4,000.0 3,288.9 21.6% 807.3 635.8 858.3 27.0% -6.0%
General Expenses 10,714.7 10,162.1 5.4% 2,856.2 2,704.6 2,730.7 5.6% 4.6%
Cost of service provided 2,706.3 3,217.8 -15.9% 519.4 799.6 948.2 -35.0% -45.2%
Selling expenses 2,791.5 2,515.9 11.0% 606.0 740.4 705.4 -18.2% -14.1%
Cost of merchandise 3,500.9 3,786.5 -7.5% 901.5 740.0 1,155.9 21.8% -22.0%
Total 23,713.4 22,971.3 3.2% 5,690.3 5,620.5 6,398.5 1.2% -11.1%
Marketing Cost
(Unit: KRW bn)
(KT Separate, Profit from handset sales adjusted/Selling exp +
Advertising expenses)
2014 2013 YoY 4Q14 3Q14 4Q13 QoQ YoY
Marketing 3,152.8 2,681.1 17.6% 812.7 741.6 755.7 9.6% 7.5%
Cost

Q & A
1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

1 Financial Highlights
2 Business Overview
3 Q&A
4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	4Q13	1Q14	2Q14	3Q14	4Q14
Operating revenue	6,214.5	5,846.1	5,895.5	5,955.6	5,724.4
Service Revenue	5,029.8	4,858.7	4,988.0	5,130.5	4,983.7
Wireless	1,753.9	1,783.4	1,798.8	1,912.7	1,820.0
Fixed line	1,473.4	1,420.1	1,408.0	1,371.4	1,338.8
Media/Contents	354.5	369.6	381.3	396.1	361.2
Finance/Rental	1,001.0	986.5	1,017.9	1,072.9	1,092.4
Other service	447.0	299.2	382.0	377.5	371.3
Merchandise rev.	1,184.7	987.4	907.5	825.0	740.7
Operating expense	6,398.5	5,694.0	6,708.5	5,620.5	5,690.3
Service expense	5,242.6	4,761.0	5,782.2	4,880.4	4,788.9
Labor expense	858.3	807.6	1,749.4	635.8	807.3
General expense	2,730.7	2,555.0	2,598.9	2,704.6	2,856.2
Depreciation	921.0	931.8	938.1	945.2	960.2
Commissions	364.6	329.3	354.6	360.6	347.1
Advertising	46.3	28.2	33.9	44.3	53.3
Financial biz exp	707.0	683.5	694.8	723.1	782.1
Other general exp	691.9	582.2	577.4	631.4	713.5
Cost of svc provided	948.2	656.9	730.4	799.6	519.4
Cost of service	608.6	376.9	450.2	497.3	342.8
Interconnection fees	264.4	216.3	223.2	251.9	105.9
Other cost of service	75.2	63.6	57.0	50.4	70.7
Selling expense	705.4	741.6	703.6	740.4	606.0
Sales expense	649.4	703.6	669.1	697.2	560.9
Bad debt expense	55.9	38.0	34.5	43.2	45.1
Cost of merch sold	1,155.9	933.0	926.3	740.0	901.5
Operating income	-184.0	152.0	-813.0	335.1	34.1
EBITDA	737.0	1,083.9	125.1	1,280.3	994.3
N-OP income (loss)	-514.8	-177.9	-179.5	-245.3	-342.4
N-operating income	221.2	111.8	159.9	10.0	231.3
N-operating expense	739.3	294.8	338.8	262.7	580.0
Equity Method (G/L)	3.3	5.2	-0.6	7.4	6.3
Income bf taxes	-698.8	-25.9	-992.6	89.8	-308.3
Income tax	-156.3	15.0	-235.4	15.8	-66.9
Income from con op	-542.5	-40.9	-757.2	74.0	-241.4
Income from discon. Op	0.0	0.0	0.0	0.0	0.0
Net income	-542.5	-40.9	-757.2	74.0	-241.4
NI contribution to KT	-558.5	-72.0	-786.9	48.8	-244.3

KT Separate I/S	4Q13	1Q14	2Q14	3Q14	4Q14
Operating revenue	4,636.1	4,460.9	4,442.5	4,372.4	4,160.1
Service Revenue	3,549.2	3,485.6	3,558.3	3,637.6	3,520.6
Wireless	1,734.9	1,764.3	1,780.2	1,895.1	1,802.4
Fixed line	1,447.8	1,403.8	1,388.9	1,354.6	1,330.4
Media/Contents	160.3	158.6	162.4	170.3	179.8
Finance/Rental					
Other service	206.2	158.9	226.8	217.7	208.0
Merchandise rev.	1,086.9	975.2	884.2	734.8	639.5
Operating expense	4,902.4	4,438.4	5,399.0	4,174.3	4,143.6
Service expense	3,745.0	3,495.1	4,488.3	3,497.1	3,324.9
Labor expense	653.8	631.1	1,565.8	460.3	467.7
General expense	1,789.9	1,588.2	1,635.5	1,708.5	1,818.1
Depreciation	751.2	758.0	750.8	758.1	756.5
Commissions	404.7	328.4	360.1	375.8	406.4
Advertising	48.1	28.8	35.8	44.8	53.6
Other general exp	585.9	473.0	488.7	529.8	601.5
Cost of svc provided	583.6	483.7	515.4	561.0	446.9
Cost of service	243.0	204.3	235.7	259.0	271.0
Interconnection fees	264.3	215.7	222.2	251.1	104.8
Other cost of service	76.3	63.8	57.4	50.9	71.0
Selling expense	717.7	792.0	771.7	767.4	592.3
Sales expense	692.8	764.5	747.7	737.9	571.7
Bad debt expense	24.9	27.5	24.0	29.5	20.5
Cost of merch sold	1,157.5	943.4	910.6	677.2	818.7
Operating income	-266.3	22.4	-956.5	198.1	16.5
EBITDA	484.9	780.4	-205.7	956.2	773.0
N-OP income (loss)	-514.6	-28.3	-170.2	-218.5	-337.6
N-operating income	184.3	221.2	146.9	10.3	203.7
N-operating expense	698.9	249.5	317.1	228.8	541.3
Income bf taxes	-780.9	-5.9	-1,126.7	-20.4	-321.1
Income tax	-173.8	-1.5	-257.0	-17.0	-56.8
Net income	-607.1	-4.4	-869.7	-3.4	-264.3

15

4-2 K-IFRS Yearly Income Statements

(Unit: KRW bn)

Consolidated I/S	2012	2013	2014	YoY
Operating revenue	23,856.4	23,810.6	23,421.5	-1.6%
Service Revenue	19,255.5	19,844.1	19,961.0	0.6%
Wireless	6,913.4	6,976.5	7,314.8	4.8%
Fixed line	6,392.3	5,965.4	5,538.3	-7.2%
Media/Contents	1,067.9	1,354.5	1,508.2	11.3%
Finance/Rental	3,574.3	3,859.9	4,169.7	8.0%
Other service	1,307.6	1,687.8	1,430.0	-15.3%
Merchandise rev.	4,600.9	3,966.5	3,460.6	-12.8%
Operating expense	22,647.1	22,971.3	23,713.4	3.2%
Service expense	18,158.2	19,184.8	20,212.5	5.4%
Labor expense	3,075.8	3,288.9	4,000.0	21.6%
General expense	10,096.9	10,162.1	10,714.7	5.4%
Depreciation	3,274.1	3,566.2	3,775.4	5.9%
Commissions	1,417.7	1,260.1	1,391.7	10.4%
Advertising	150.4	161.0	159.6	-0.8%
Financial biz exp	2,771.7	2,703.2	2,883.5	6.7%
Other general exp	2,483.0	2,471.6	2,504.5	1.3%
Cost of svc provided	2,613.0	3,217.8	2,706.3	-15.9%
Cost of service	1,368.5	1,934.9	1,667.3	-13.8%
Interconnection fees	901.3	885.5	797.3	-10.0%
Other cost of service	343.2	397.5	241.7	-39.2%
Selling expense	2,372.5	2,515.9	2,791.5	11.0%
Sales expense	2,229.5	2,315.3	2,630.7	13.6%
Bad debt expense	143.0	200.5	160.8	-19.8%
Cost of merch sold	4,489.0	3,786.5	3,500.9	-7.5%
Operating income	1,209.2	839.4	-291.8	TR
EBITDA	4,483.3	4,405.5	3,483.5	-20.9%
N-OP income (loss)	205.6	-844.6	-945.2	RR
N-operating income	1,286.1	608.6	513.0	-15.7%
N-operating expense	1,098.5	1,459.8	1,476.4	1.1%
Equity Method (G/L)	18.1	6.6	18.2	175.7%
Income bf taxes	1,414.8	-5.2	-1,237.0	RR
Income tax	277.9	55.0	-271.5	-
Income from con op	1,137.0	-60.2	-965.5	RR
Income from discon. Op	-31.5	0.0	0.0	-
Net income	1,105.4	-60.2	-965.5	RR
NI contribution to KT	1,046.1	-162.4	-1,054.4	RR

KT Separate I/S	2012	2013	2014	YoY
Operating revenue	18,863.2	17,937.1	17,435.8	-2.8%
Service Revenue	14,462.7	14,259.4	14,202.1	-0.4%
Wireless	6,816.0	6,892.9	7,242.1	5.1%
Fixed line	6,442.5	5,880.7	5,477.8	-6.9%
Media/Contents	465.8	569.5	671.0	17.8%
Finance/Rental				
Other service	738.3	916.2	811.3	-11.5%
Merchandise rev.	4,400.5	3,677.7	3,233.7	-12.1%
Operating expense	17,802.4	17,627.1	18,155.3	3.0%
Service expense	13,444.2	13,887.2	14,805.4	6.6%
Labor expense	2,500.7	2,557.0	3,124.9	22.2%
General expense	6,434.7	6,543.5	6,750.2	3.2%
Depreciation	2,925.6	2,931.6	3,023.4	3.1%
Commissions	1,431.1	1,403.6	1,470.8	4.8%
Advertising	136.7	161.7	163.0	0.8%
Other general exp				
Cost of svc provided	1,941.4	2,046.6	2,093.0	2.3%
Cost of service	1,987.4	2,131.6	2,007.0	-5.8%
Interconnection fees	743.7	846.1	970.0	14.7%
Other cost of service	898.8	885.8	793.8	-10.4%
Selling expense	344.9	399.8	243.1	-39.2%
Sales expense	2,521.4	2,655.1	2,923.4	10.1%
Bad debt expense	2,430.2	2,513.3	2,821.8	12.3%
Cost of merch sold	91.1	141.8	101.6	-28.4%
	4,358.2	3,739.9	3,349.9	-10.4%
Operating income	1,060.8	310.0	-719.5	TR
EBITDA	3,986.5	3,241.6	2,304.0	-28.9%
N-OP income (loss)	88.9	-834.7	-754.7	RR
N-operating income	1,116.2	566.3	582.0	2.8%
N-operating expense	1,027.3	1,400.9	1,336.7	-4.6%
Income bf taxes	1,149.8	-524.7	-1,474.1	RR
Income tax	440.8	-132.4	-332.3	-
Net income	708.9	-392.3	-1,141.9	RR

16

4-3 K-IFRS Statement of Financial Position

(Unit: KRW bn)

Consolidated	4Q13	1Q14	2Q 14	3Q 14	4Q14
Asset	34,846.5	34,317.5	34,116.4	34,118.2	33,778.3
Current assets	9,968.4	10,009.0	9,556.2	9,678.9	8,747.2
Cash &cash equivalents	2,070.9	1,694.8	2,315.8	2,041.3	1,888.7
Trade & other rec	3,739.1	3,402.7	3,584.3	3,600.8	3,692.8
Inventories	614.1	637.1	499.6	400.3	386.8
Other current assets	3,544.4	4,274.5	3,156.5	3,636.5	2,778.9
Non-current assets	24,878.1	24,308.5	24,560.2	24,439.3	25,031.2
Trade & other rec	813.5	639.1	753.1	731.5	848.9
P.P.E	16,387.0	16,314.2	16,368.6	16,161.9	16,486.4
Other non-cur assets	7,677.6	7,355.2	7,438.5	7,545.9	7,695.8
Liabilities	21,981.6	21,713.8	22,284.8	22,192.2	21,987.7
Current liabilities	11,187.7	11,227.9	10,706.1	10,338.2	10,001.5
Trade & other payables	7,413.8	7,079.2	6,494.5	6,568.7	6,416.0
Short-term borrowings	3,020.7	3,408.9	3,595.8	3,151.7	2,962.4
Other current liabilities	753.2	739.8	615.7	617.9	623.1
Non-current liabilities	10,793.9	10,485.9	11,578.7	11,853.9	11,986.2
Trade & other payables	1,058.9	908.3	919.9	954.8	909.2
Long-term borrowings	8,463.2	8,338.5	9,517.3	9,775.0	9,853.0
Other non-cur liabilities	1,271.8	1,239.2	1,141.5	1,124.0	1,224.0
Equity	12,864.9	12,603.7	11,831.6	11,926.1	11,790.7
Net Debt	9,413.0	10,052.6	10,797.3	10,885.4	10,885.8

KT Separate	4Q13	1Q14	2Q14	3Q14	4Q14
Asset	25,693.9	25,338.5	25,462.5	25,038.9	24,920.3
Current assets	4,711.8	4,476.2	4,403.5	4,228.1	3,836.5
Cash &cash equivalents	1,023.9	440.6	934.6	506.4	469.3
Trade & other rec	3,007.5	2,894.0	2,917.6	2,849.1	2,977.6
Inventories	478.4	480.2	311.1	270.7	201.9
Other current assets	202.0	661.3	240.2	601.8	187.8
Non-current assets	20,982.1	20,862.3	21,059.1	20,810.8	21,083.8
Trade & other rec	674.8	507.9	624.1	621.2	722.7
P.P.E	13,087.6	12,651.1	12,512.9	12,193.0	12,418.7
Other non-cur assets	7,219.7	7,703.3	7,922.1	7,996.6	7,942.4
Liabilities	14,649.8	14,372.0	15,378.5	14,970.2	15,314.4
Current liabilities	7,041.0	6,830.8	6,757.8	6,133.9	6,330.7
Trade & other payables	5,015.4	4,080.1	4,041.5	3,946.3	4,329.0
Short-term borrowings	1,582.8	2,286.9	2,358.3	1,835.0	1,632.0
Other current liabilities	442.9	463.8	358.0	352.6	369.7
Non-current liabilities	7,608.8	7,541.2	8,620.8	8,836.3	8,983.7
Trade & other payables	1,048.9	860.8	845.1	827.6	783.9
Long-term borrowings	5,703.1	5,829.9	7,022.1	7,277.5	7,363.5
Other non-cur liabilities	856.8	850.5	753.5	731.1	836.3
Equity	11,044.1	10,966.5	10,084.0	10,068.7	9,605.9
Net Debt	6,261.9	7,676.2	8,445.8	8,606.1	8,526.3

17

4-4 Subscribers (KT only)

Wireless	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	QoQ	YoY
Total Wireless Subscribers(*1,000)	**17,371**	**17,354**	**17,205**	**17,300**	**17,293**	**17,564**	**17,955**	**18,080**	**0.7%**	**4.5%**
3G + LTE	16,443	16,439	16,325	16,454	16,473	16,774	17,184	17,328	0.8%	5.3%
WiBro	928	915	880	846	820	790	771	753	-2.3%	-11.0%
Mobile Subscribers(*1,000)										
Gross addition	1,273	1,224	1,080	1,404	1,477	1,459	1,793	1,255	-30.0%	-10.6%
Deactivation	1,332	1,227	1,195	1,274	1,458	1,159	1,383	1,111	-19.6%	-12.8%
Net addition	-59	-3	-114	129	19	301	410	144	-65.0%	11.0%
Churn rate (%)	2.7%	2.5%	2.4%	2.6%	2.9%	2.3%	2.7%	2.1%	-0.6%p	-0.5%p
Subscribers	**16,443**	**16,439**	**16,325**	**16,454**	**16,473**	**16,774**	**17,184**	**17,328**	**0.8%**	**5.3%**

※ Mobile : WCDMA + LTE

Mobile ARPU (KRW)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	QoQ	YoY
Wireless Service	**31,116**	**31,615**	**31,332**	**32,160**	**32,902**	**33,619**	**34,829**	**35,283**	**1.3%**	**9.7%**
Interconnection	2,920	3,060	3,242	3,450	3,523	3,595	3,896	1,392	-64.3%	-59.6%

※ ARPU: WCDMA+LTE

※ Wireless service : Voice + Data

Wireline	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	QoQ	YoY
Subscribers (*1,000)										
Telephony	**18,496**	**18,323**	**18,173**	**18,018**	**17,789**	**17,615**	**17,469**	**17,259**	**-1.2%**	**-4.2%**
PSTN	15,113	14,916	14,712	14,513	14,309	14,165	14,037	13,849	-1.3%	-4.6%
VoIP	3,383	3,407	3,462	3,505	3,480	3,450	3,432	3,411	-0.6%	-2.7%
Broadband	**8,050**	**8,038**	**8,041**	**8,067**	**8,037**	**8,039**	**8,107**	**8,129**	**0.3%**	**0.8%**
IPTV	**4,228**	**4,477**	**4,713**	**4,968**	**5,158**	**5,366**	**5,635**	**5,859**	**4.0%**	**17.9%**

18

Thank you kt